Exhibit 99.(a)(1)(v)
HIGH INCOME SECURITIES FUND
615 East Michigan Street
Milwaukee, Wisconsin 53202

DEAR SHAREHOLDER:

The Board of Trustees of High Income Securities Fund (the “Fund”) has authorized a tender offer for common shares of beneficial interest of the Fund. Accordingly, the Fund is hereby commencing an offer to purchase up to 10,675,000 of the Fund’s outstanding common shares of beneficial interest (the “Shares”). The Offer (as defined herein) is for cash at a price equal to 98% of the Fund’s net asset value per share (the “NAV”) as of the close of regular trading on the New York Stock Exchange (the “NYSE”) on  December 9, 2024, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase dated  November 8, 2024 and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). In accordance with the rules of the Commission, the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 587,829 Shares) without amending or extending the Offer. In the event that the Offer is oversubscribed, the Board of Trustees, in its sole discretion, may (i) purchase all of the Shares tendered, including Shares in excess of the limitation, by amending or extending the Offer or (ii) purchase Shares pro rata among tendering shareholders in proportion to the number of Shares tendered to the Fund by each such shareholder.

The deadline for participating in the Offer is 5:00 p.m., New York City time, December 9, 2024, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on the Termination Date (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the Termination Date as extended. Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted as soon as reasonably practicable after the Termination Date.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of November 1, 2024, the Fund’s NAV was $7.13 and 29,391,450 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting the Fund toll free at (800) 236-6954.

None of the Fund, its Board of Trustees, and the Fund’s Investment Adviser (as defined in the Offer to Purchase) is making any recommendation to any shareholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board of Trustees urge each shareholder to read and evaluate the Offer and related materials carefully and make his, her or its own decision.

Sincerely,

HIGH INCOME SECURITIES FUND

By:   /s/ Phillip Goldstein
Name:  Phillip Goldstein
Title: Chairman
November 8, 2024